# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sutro Biopharma, Inc., CIK 0001382101
CUSIP: 869367102
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 111 Oyster Point Blvd., South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-25-004735
Filed by CIK 0001569064

## Reporting persons
- SUVRETTA CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- AVERILL MASTER FUND, LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- AARON COWEN: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Sutro Biopharma, Inc.
Address of issuer's principal executive offices: 111 Oyster Point Blvd, South San Francisco, California, 94080

## Item 2. Person Filing
Name of person filing:
Suvretta Capital Management, LLC
Averill Master Fund, Ltd.
Aaron Cowen
Address of principal business office or, if none, residence:
Suvretta Capital Management, LLC
540 Madison Avenue, 7th Floor
New York, New York 10022
United States of America

Averill Master Fund, Ltd.
c/o Maples Corporate Services Limited
P.O. Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

Aaron Cowen
c/o Suvretta Capital Management, LLC
540 Madison Avenue, 7th Floor
New York, New York 10022
Citizenship:
Suvretta Capital Management, LLC - Delaware
Averill Master Fund, Ltd. - Cayman Islands
Aaron Cowen - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Suvretta Capital Management, LLC - 0
Averill Master Fund, Ltd. - 0
Aaron Cowen - 0
Percent of class:
Suvretta Capital Management, LLC - 0%
Averill Master Fund, Ltd. - 0%
Aaron Cowen - 0%
Sole power to vote or to direct the vote:
Suvretta Capital Management, LLC - 0
Averill Master Fund, Ltd. - 0
Aaron Cowen - 0
Shared power to vote or to direct the vote:
Suvretta Capital Management, LLC - 0
Averill Master Fund, Ltd. - 0
Aaron Cowen - 0
Sole power to dispose or to direct the disposition:
Suvretta Capital Management, LLC - 0
Averill Master Fund, Ltd. - 0
Aaron Cowen - 0
Shared power to dispose or to direct the disposition:
Suvretta Capital Management, LLC - 0
Averill Master Fund, Ltd. - 0
Aaron Cowen - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Suvretta Capital Management, LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, $0.001 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- SUVRETTA CAPITAL MANAGEMENT, LLC: ___________________________________________, Andrew Nathanson, General Counsel and Chief Compliance Officer (02/13/2026)
- AVERILL MASTER FUND, LTD.: ___________________________________________, Andrew Nathanson, Authorized Signatory (02/13/2026)
- AARON COWEN: ___________________________________________, Aaron Cowen (02/13/2026)